July 25, 2022

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn. Cheryl Brown, Staff Attorney and Loan Lauren Nguyen, Legal Branch Chief

Re:	Ranger Gold Corp. Registration Statement on Form 10-12G Filed June 30, 2022 File No. 000-53817

Ladies and Gentlemen:

This letter sets forth the responses of Ranger Gold Corp., a Nevada corporation (“we,” “us” or the “Company”), to the comments contained in your letter, dated July 22, 2022 (the “Letter”), relating to the Company’s above-captioned registration statement on Form 10-12G (the “Original Filing”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment. We are submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Registration Statement on Form 10-12G filed June 30, 2022

Note A -- Business Activity, page F-8

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We note your disclosures here and in Note C and on your cover page that you are an emerging growth company. We also note that on October 15, 2019, the Commission revoked a registration of your securities registered pursuant to Section 12 of the Exchange Act. As a result, it appears that you do not qualify for emerging growth company status. For guidance, please refer to Question and Answer number 54 of the Generally Applicable Questions on Title I of the JOBS Act frequently asked questions, which can be found at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. Please revise your registration statement to reflect that you are not an emerging growth company or explain why you believe you qualify as an emerging growth company.

Response:

We thank the staff for calling our attention to Question and Answer number 54 of the Generally Applicable Questions on Title I of the JOBS Act frequently asked questions. We respectfully advise the Staff that we have revised Amendment No. 1 to uncheck the emerging growth company box on the cover page and to remove all references that denote that the Company is an emerging growth company.

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General

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Please note that your registration statement becomes effective automatically 60 days after its initial filing, and you will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response:

We thank the staff for alerting us to the fact that the Form 10 automatically becomes effective 60 days after the initial filing. If the Staff has further material comments to Amendment No. 1 to which we are unable to respond within a time frame that would preclude the Staff from having the opportunity to review Amendment No. 2 prior to the 60th day after the initial filing, we will consider withdrawing the Registration Statement.

We advise the Staff that we have made immaterial revisions throughout Amendment No. 1 to correct typographical errors.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in your Letter. If you have any questions or further comments, please feel free to contact the undersigned.

Very truly yours,
Ranger Gold Corp.

By:	/s/ Bryan Glass
Bryan Glass, President

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